15046410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43724

SEC Mail Processing Section
RECEIVED
FEB 27 2015
Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Clearing Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Chase Metrotech Center
(No. and Street)

Brooklyn (City) NY (State) 11245-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Collins 212-552-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Clearing Corp, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EUI SUN LISA LEE
Notary Public, State of New York
No. 01LE5051515
Qualified in New York County
Commission Expires Nov. 6, 2022

Signature

Managing Director

Title

February 24, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows
- x (p) Computation for Determination of PAB Requirements Pursuant to Rule 15c3-3
- x (q) Computation of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- x (r) Computation of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
- x (s) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4d(F) of the Commodity Exchange Act

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Clearing Corp.

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2014

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Table of Contents
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors,
J.P. Morgan Clearing Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Clearing Corp. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2014

(in thousands, except share data)	
Assets	
Cash	$ 526,830
Cash and securities segregated under federal and other regulations	10,689,622
Securities borrowed	87,724,245
Receivables	
Customers	28,814,036
Brokers, dealers, clearing organizations and others	29,444,345
Interest and dividends	22,046
Other assets	177,991
Total assets	**$ 157,399,115**
Liabilities	
Borrowings	$ 6,205,768
Securities sold under repurchase agreements	24,527,532
Securities loaned	21,075,854
Payables	
Customers	91,789,901
Brokers, dealers and others	4,097,208
Interest and dividends	96,423
Accounts payable and other liabilities	594,258
Total liabilities	**148,386,944**
Commitments and contingencies (see Note 14)	
Subordinated liabilities	**5,410,000**
Stockholders' equity	
Preferred stock, $1 par value; 9,000 shares authorized; issued 80 shares	120
Common stock, $1 par value; authorized and issued 1,000 shares	1
Additional paid-in capital	2,637,155
Retained earnings	964,895
Total stockholders' equity	**3,602,171**
Total liabilities and stockholders' equity	**$ 157,399,115**

The accompanying notes are an integral part of this Statement of Financial Condition.

Notes to the Statement of Financial Condition
December 31, 2014

1. Organization

J.P. Morgan Clearing Corp. (the "Company"), is a wholly-owned subsidiary of and guaranteed by J.P. Morgan Securities LLC ("JPMorgan Securities"), which is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and a futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

The Company has the following ratings as of December 31, 2014:

	Long-term issuer	Short-term issuer	Outlook
Standard & Poor's (S&P)	A+	A-1	Stable
Moody's Investor Services	Aa3	P-1	Stable
Fitch Ratings	A+	F1	Stable

The Company's obligations are guaranteed by JPMorgan Securities, whose unsecured long- and short-term debt are rated the same by S&P, Moody's Investor Services and Fitch Ratings.

Nature of business

The Company provides securities and futures clearing, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis; and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for certain activities of JPMorgan Securities and other affiliates on either a fully disclosed or omnibus basis.

2. Significant accounting policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

(a) Accounting and reporting developments

Repurchase agreements and similar transactions

In June 2014, the Financial Accounting Standards Board ("FASB") issued guidance that amends the accounting for certain secured financing transactions, and requires enhanced disclosures with respect to transactions recognized as sales in which exposure to the derecognized asset is retained through a separate agreement with the counterparty. In addition, the guidance requires enhanced disclosures with respect to the types and quality of financial assets pledged in secured financing transactions. The guidance will become effective in the first quarter of 2015, except for the disclosures regarding the types and quality of financial assets pledged, which will become effective in the second quarter of 2015. The adoption of this guidance is not expected to have a material impact on the Company's Statement of Financial Condition.

Revenue recognition - Revenue from contracts with customers

In May 2014, the FASB issued revenue recognition guidance that is intended to create greater consistency with respect to how and when revenue from contracts with customers is shown in the income statement. The guidance requires that revenue from contracts with customers be recognized upon delivery of a good or service based on the amount of consideration expected to be received, and requires additional disclosures about revenue. The guidance will be effective in the first quarter of 2017 and early adoption is prohibited. The Company is currently evaluating the potential impact on the Company's Statement of Financial Condition.

Reporting discontinued operations and disclosures of disposals of components of an entity

In April 2014, the FASB issued guidance that changes the criteria for determining whether a disposition qualifies for discontinued operations presentation and requires enhanced disclosures about discontinued operations and dispositions of individually significant components that do not qualify to be presented as discontinued operations.

The guidance will be effective in the first quarter of 2015, with early adoption permitted. The Company adopted this new standard during the year ended December 31, 2014. See Note 8.

(b) Basis of presentation

Offsetting assets and liabilities

U.S. GAAP permits entities to present securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") with the same counterparty on a net basis on the Statement of Financial Condition when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances when the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain transactions, including repurchase and resale agreements, and securities borrowed and loaned agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver margin when due after expiration of any grace period). Upon exercise of repurchase agreement and securities loaned default rights (i) all securities loaned transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/ margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

For further discussion, see Note 4.

Assets held for clients in an agency or fiduciary capacity

Assets owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included in the Statement of Financial Condition.

Use of estimates in the preparation of the Statement of Financial Condition

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and securities segregated under federal and other regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of assets of customers and proprietary accounts of broker-dealers. See Note 15.

(d) Customer transactions

Receivables from and payables to customers primarily include amounts arising from cash and margin transactions. These customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis. In the event of fails to deliver or receive securities, the Company records corresponding receivables from customers or payables to customers, respectively.

The Company monitors the market value of collateral held to secure receivables from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

(e) Income taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(f) Foreign currency remeasurement

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair value measurement of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's assets and liabilities are highly liquid and are carried at contractual amounts, which approximate fair value.

Valuation hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Additional disclosures about the fair value of financial instruments

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value. The Company's financial instruments are not carried at fair value on the Statement of Financial Condition but are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities purchased under resale agreements, securities borrowed, receivables, borrowings, securities sold under repurchase agreements, securities loaned, payables and other liabilities.

Notes to the Statement of Financial Condition
December 31, 2014

The following table presents the carrying values and estimated fair values at December 31, 2014, of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy:

(in thousands)	Carrying value	Estimated fair value hierarchy Level 1	Level 2	Level 3	Total estimated fair value
Financial assets					
Cash	$ 526,830	$ 526,830	$ –	$ –	$ 526,830
Cash and securities segregated under federal and other regulations	10,689,622	–	10,689,622	–	10,689,622
Securities borrowed	87,724,245	–	87,724,245	–	87,724,245
Receivables					
Customers	28,814,036	–	28,814,036	–	28,814,036
Brokers, dealers, clearing organizations and others	29,444,345	–	29,444,345	–	29,444,345
Interest and dividends	22,046	–	22,046	–	22,046
Other assets	165,026	–	165,026	–	165,026
Financial liabilities					
Borrowings	$ 6,205,768	$ –	$ 6,205,768	$ –	$ 6,205,768
Securities sold under repurchase agreements	24,527,532	–	24,527,532	–	24,527,532
Securities loaned	21,075,854	–	21,075,854	–	21,075,854
Payables					
Customers	91,789,901	–	91,789,901	–	91,789,901
Brokers, dealers and others	4,097,208	–	4,097,208	–	4,097,208
Interest and dividends	96,423	–	96,423	–	96,423
Accounts payable and other liabilities	562,402	–	562,402	–	562,402
Subordinated liabilities	5,410,000	–	5,383,616	–	5,383,616

4. Securities financing activities

The Company enters into resale agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") that are treated as collateralized financings on the Statement of Financial Condition. These agreements are entered into to acquire securities to cover short positions, accommodate customers' financing needs and settle other securities obligations.

Repurchase agreements and resale agreements are carried on the Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, which approximates fair value. Where appropriate under applicable accounting guidance, repurchase and resale agreements with the same counterparty are reported on a net basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received which approximates fair value. Certain securities are borrowed against securities collateral and in accordance with U.S. GAAP, the borrower is not required to record the transactions on its Statement of Financial Condition.

The Company's policy is to take possession, where possible, of securities purchased under resale and securities borrowed agreements. The Company monitors the market value of the underlying securities that it has received from its counterparties and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities. Margin levels are established initially based upon the counterparty and type of collateral and monitored on an ongoing basis to protect against declines in collateral value in the event of default. The Company typically enters into master netting agreements and other collateral arrangements with its resale agreement and securities borrowed counterparties, which provide for the right to liquidate the purchased or borrowed securities in the event of a customer default. As a result of the Company's credit risk mitigation practices with respect to resale and securities borrowed agreements as described above, the Company did not hold any reserves for credit impairment with respect to these agreements as of December 31, 2014.

Notes to the Statement of Financial Condition
December 31, 2014

The following table presents as of December 31, 2014, the gross and net securities purchased under resale agreements and securities borrowed. Securities purchased under resale agreements have been presented on the Statement of Financial Condition net of securities sold under repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where the other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities purchased under resale agreements are not eligible for netting, and are shown separately in the table below. Securities borrowed are presented on a gross basis on the Statement of Financial Condition.

(in millions)	Gross asset balance	Amounts netted on the Statement of Financial Condition	Net asset balance
Securities purchased under resale agreements			
Securities purchased under resale agreements with an appropriate legal opinion	$ 9,933	$ –	$ 9,933
Securities purchased under resale agreements where an appropriate legal opinion has not been sought or obtained	142	–	142
Total securities purchased under resale agreements [a]	$ 10,075	$ –	$ 10,075
Securities borrowed [b]	$ 87,724	NA	$ 87,724

(a) Included in cash and securities segregated under federal and other regulations on the Statement of Financial Condition.
(b) Includes $16.6 billion of securities borrowed where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.

The following table presents information as of December 31, 2014, regarding the securities purchased under resale agreements and securities borrowed for which a legal opinion has been obtained with respect to the master netting agreement. The table excludes information related to resale agreements and securities borrowed where such a legal opinion has either not been sought or obtained.

		Amounts not nettable on the Statement of Financial Condition[a]		
(in millions)	Net asset balance	Financial instruments[b]	Cash collateral	Net exposure
Securities purchased under resale agreements with an appropriate legal opinion	$ 9,933	$ (9,933)	$ –	$ –
Securities borrowed	$ 71,142	$ (68,512)	$ –	$ 2,630

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Statement of Financial Condition may exceed the net asset balance. Where this is the case the total amounts reported in these two columns is limited to the balance of the net resale agreement or securities borrowed asset with that counterparty.
(b) Includes financial instrument collateral received, repurchase liabilities and securities loaned liabilities with an appropriate legal opinion with respect to the master netting agreement; these amounts are not presented net on the Statement of Financial Condition because other U.S. GAAP netting criteria are not met.

Notes to the Statement of Financial Condition
December 31, 2014

The following table presents as of December 31, 2014, the gross and net securities sold under repurchase agreements and securities loaned. Securities sold under repurchase agreements have been presented on the Statement of Financial Condition net of securities purchased under resale agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities sold under repurchase agreements are not eligible for netting, and are shown separately in the table below. Securities loaned are presented on a gross basis on the Statement of Financial Condition.

(in millions)	Gross liability balance	Amounts netted on the Statement of Financial Condition	Net liability balance
Securities sold under repurchase agreements			
Securities sold under repurchase agreements with an appropriate legal opinion	$ 16,503	$ –	$ 16,503
Securities sold under repurchase agreements where an appropriate legal opinion has not been either sought or obtained	8,025	–	8,025
Total securities sold under repurchase agreements	$ 24,528	$ –	$ 24,528
Securities loaned [(a)]	$ 21,076	NA	$ 21,076

(a) Includes $107 million of securities loaned where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.

The following table presents information as of December 31, 2014 regarding securities sold under repurchase agreements and securities loaned for which a legal opinion has been obtained with respect to the master netting agreement. The below table excludes information related to repurchase agreements and securities loaned where such a legal opinion has not been either sought or obtained.

		Amounts not nettable on the Statement of Financial Condition[(a)]		
(in millions)	Net liability balance	Financial instruments[(b)]	Cash collateral	Net amount[(c)]
Securities sold under repurchase agreements with an appropriate legal opinion	$ 16,503	$ (16,503)	$ –	$ –
Securities loaned	$ 20,969	$ (20,811)	$ –	$ 158

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Statement of Financial Condition may exceed the net liability balance. Where this is the case the total amounts reported in these two columns is limited to the balance of the net repurchase agreement or securities loaned liability with that counterparty.
(b) Includes financial instrument collateral transferred, reverse repurchase assets and securities borrowed assets with an appropriate legal opinion with respect to the master netting agreement; these amounts are not presented net on the Statement of Financial Condition because other U.S. GAAP netting criteria are not met.
(c) Net amount represents exposure of counterparties to the Company.

5. Income taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The Company's tax-sharing agreement requires periodic settlement with JPMorgan Chase of increases or decreases to the net federal deferred tax balance. Until settlement, net balances are recorded as a component of Other assets in the Statement of Financial Condition. As of December 31, 2014, the Company had $6 million of an unsettled net deferred tax asset balance. The significant components of the deferred tax asset, as of December 31, 2014, relate primarily to federal and state tax benefits in regards to tax reserves . As of December 31, 2014, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2014, the Company had a current income tax payable to JPMorgan Chase of $191 million included in Accounts payable and other liabilities in the Statement of Financial Condition.

Notes to the Statement of Financial Condition
December 31, 2014

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2014:

(in thousands)	Unrecognized tax benefits
Balance at December 31, 2013	$ 110,810
Increases based on tax positions related to the current period	15,777
Decreases based on tax positions related to prior periods	(9,098)
Balance at December 31, 2014	$ 117,489

At December 31, 2014, the Company's unrecognized tax benefit, excluding related interest expense and penalties, was $118 million, of which $77 million, if recognized, would reduce the annual effective tax rate.

At December 31, 2014, in addition to the Company's liability for unrecognized tax benefits, the Company had accrued $36 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2014.

	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed; at Appellate level
JPMorgan Chase - U.S.	2006 - 2010	Field examination
JPMorgan Chase - New York State and City	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2010	Field examination

6. **Borrowings**
Borrowings at December 31, 2014, were approximately $6.2 billion, which were substantially all unsecured borrowings from JPMorgan Chase. These borrowings are short-term obligations that bear interest based on short term rates.

7. **Subordinated liabilities**
The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $9.2 billion. At December 31, 2014, $5.4 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2014 mature as follows:

(in thousands)

Year	Amount
2016	$ 4,710,000
2017	700,000
	$ 5,410,000

All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and by the National Futures Association ("NFA"), and therefore, they qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Net Capital Rule.

The subordinated liabilities bear interest at a rate based upon the London Interbank Borrowing Offered Rate ("LIBOR").

Notes to the Statement of Financial Condition
December 31, 2014

8. Sale of business

In October 2014, the Company entered into an agreement to sell a portion of its Broker Dealer Services business. The business provides clearing services to unaffiliated broker dealers. The sale granted the buyer exclusive rights to negotiate with current Company clients the transfer of their accounts to the buyer. The final sales consideration will be based on actual client conversions to the buyer as of December 31, 2015.

In connection therewith, the Company recorded an estimate of the fair value of contingent sale consideration based on estimated client conversions. The contingent consideration is recorded in Other assets on the Statement of Financial Condition. The sale did not meet the criteria required to be reported as discontinued operations, nor the criteria required to qualify as a disposal of an individually significant component. See Note 2(a).

9. Employee compensation and benefits

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee stock-based awards

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

<u>JPMorgan Chase RSUs</u>

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

<u>JPMorgan Chase employee stock options and SARs</u>

Employee stock options and SARs have generally been granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase periodically grants employee stock options to individual employees. Prior grants of SARs generally become exercisable ratably over five years (i.e., 20% per year) and contain full-career eligibility provisions and clawback provisions similar to RSUs. SARs generally expire ten years after the grant date.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2014:

(in thousands)	
RSUs	
Granted	189
Forfeited	6

There were no grants or forfeitures of stock options or SARs in 2014.

At December 31, 2014, the Company's employees held 558 thousand unvested RSUs. In addition, 19 thousand options and SARs were held by the Company's employees at December 31, 2014, of which 4 thousand awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

For a discussion of the accounting policies and other information relating to employee stock-based compensation, refer to Note 10 of JPMorgan Chase & Co. 2014 Annual Report on Form 10-K for the year ended December 31, 2014 ("JPMorgan Chase's 2014 Annual Report").

Pension and other postretirement employee benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees may receive postretirement medical and life insurance benefits that are provided through JPMorgan Chase's U.S. other postretirement employee benefit ("OPEB") plans. Benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical and life insurance benefits are both contributory. There are no separate plans solely for employees of the Company.

The JPMorgan Chase defined benefit pension and OPEB plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. pension and OPEB plans exceeded their projected benefit obligation at December 31, 2014.

Consolidated disclosures about the defined benefit pension, defined contribution and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2014 Annual Report.

10. Preferred stock

The Company's Series A cumulative preferred stock has a liquidation preference of $1,500 per share, is nonvoting and pays dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the preferred stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events. Fifty shares of preferred stock were redeemed in 2014.

At December 31, 2014, no issued and outstanding shares of the Company's preferred stock were held by any affiliate of the Company.

11. Enterprise-Wide risk management

Risk is an inherent part of JPMorgan Chase's business activities. JPMorgan Chase's overall objective in managing risk is to protect the safety and soundness of JPMorgan Chase, avoid excessive risk taking, and manage and balance risk in a manner that serves the interest of its clients, customers and shareholders.

JPMorgan Chase's approach to risk management covers a broad spectrum of risk areas, such as credit, liquidity, operational, legal, compliance, fiduciary and reputation risk. JPMorgan Chase believes that effective risk management requires:

- Acceptance of responsibility, including identification and escalation of risk issues, by all individuals within JPMorgan Chase;
- Ownership of risk management within each line of business and corporate functions; and
- JPMorgan Chase firmwide structures for risk governance.

The Company is included in this risk management approach.

JPMorgan Chase's firmwide Risk Management is overseen and managed on an enterprise-wide basis. JPMorgan Chase's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Chief Risk Officer("CRO") and Chief Operating Officer ("COO") develop and set the risk management framework and governance structure for JPMorgan Chase, which is intended to provide comprehensive controls and ongoing management of the major risks inherent in JPMorgan Chase's business activities. JPMorgan Chase's risk management framework is intended to create a culture of transparency, awareness and personal responsibility through reporting, collaboration, discussion, escalation and sharing of information. The CEO, CFO, CRO and COO are ultimately responsible and accountable to JPMorgan Chase's Board of Directors.

JPMorgan Chase's risk culture strives for continual improvement through ongoing employee training and development, as well as talent retention. JPMorgan Chase also approaches its incentive compensation arrangements through an integrated risk, compensation and financial management framework to encourage a culture of risk awareness and personal accountability.

The following outlines several key risks that are inherent in the Company's business activities.

Credit risk

Credit risk is the risk of loss arising from the default of a customer, client or counterparty. See Note 12 for details on customer credit risks.

Liquidity risk

Liquidity risk is the risk that JPMorgan Chase will be unable to meet its contractual and contingent obligations. Liquidity risk management is intended to ensure that the JPMorgan Chase has the appropriate amount, composition and tenor of funding and liquidity in support of its assets.

JPMorgan Chase has an independent liquidity risk oversight function whose primary objective is to provide assessment, measurement, monitoring, and control of liquidity risk across JPMorgan Chase. Liquidity risk oversight is managed through a dedicated JPMorgan Chase firmwide Liquidity Risk Oversight group reporting into the CIO, Treasury, and Corporate ("CTC") Chief Risk Officer ("CRO"). The CTC CRO has responsibility for JPMorgan Chase's firmwide Liquidity Risk Oversight and reports to JPMorgan Chase's CRO. Liquidity Risk Oversight's responsibilities include but are not limited to:

- Establishing and monitoring limits, indicators, and thresholds, including liquidity appetite tolerances;
- Defining and monitoring internal JPMorgan Chase and legal entity stress tests and regulatory defined stress testing;
- Reporting and monitoring liquidity positions, balance sheet variances and funding activities;
- Conducting ad hoc analysis to identify potential emerging liquidity risks.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed processes or systems or due to external events that are neither market nor credit-related. Operational risk is inherent in JPMorgan Chase's activities and can manifest itself in various ways, including fraudulent acts, business interruptions, inappropriate behavior of employees, failure to comply with applicable laws and regulations or failure of vendors to perform in accordance with their arrangements. These events could result in financial losses, litigation and regulatory fines, as well as other damage to JPMorgan Chase. The goal is to keep operational risk at appropriate levels, in light of JPMorgan Chase's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject.

To monitor and control operational risk, JPMorgan Chase maintains an overall Operational Risk Management Framework ("ORMF") which comprises governance oversight, risk assessment, capital measurement, and reporting and monitoring. The ORMF is intended to enable JPMorgan Chase to function with a sound and well-controlled operational environment.

Cybersecurity

JPMorgan Chase devotes significant resources to maintain and regularly update its systems and processes that are designed to protect the security of JPMorgan Chase's computer systems, software, networks and other technology assets against attempts by unauthorized parties to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage.

Third parties with which JPMorgan Chase does business or that facilitate JPMorgan Chase's business activities (e.g., vendors, exchanges, clearing houses, central depositories, and financial intermediaries) could also be sources of cybersecurity risk to JPMorgan Chase, including with respect to breakdowns or failures of their systems, misconduct by the employees of such parties, or cyberattacks which could affect their ability to deliver a product or service to JPMorgan Chase or result in lost or compromised information of JPMorgan Chase or its clients. In addition, customers with which or whom JPMorgan Chase does business can also be sources of cybersecurity risk to JPMorgan Chase, particularly when their activities and systems are beyond JPMorgan Chase's own security and control systems. Customers will generally be liable for losses incurred due to their failure to maintain the security of their own systems and processes.

JPMorgan Chase and several other U.S. financial institutions have experienced significant distributed denial-of-service attacks from technically sophisticated and well-resourced unauthorized parties which are intended to disrupt online banking services. JPMorgan Chase and its clients are also regularly targeted by unauthorized parties using malicious code and viruses.

JPMorgan Chase has established, and continues to establish, defenses on an ongoing basis to mitigate this and other possible future attacks. The cyberattacks experienced to date have not resulted in any material disruption to JPMorgan

Chase's operations or had a material adverse effect on JPMorgan Chase's results of operations. The Board of Directors and the Audit Committee are regularly apprised regarding the cybersecurity policies and practices of JPMorgan Chase as well as JPMorgan Chase's efforts regarding significant cybersecurity events.

Cybersecurity attacks highlight the need for continued and increased cooperation among businesses and the government, and JPMorgan Chase continues to work with the appropriate government and law enforcement agencies and other businesses, including JPMorgan Chase's third-party service providers, to continue to enhance defenses and improve resiliency to cybersecurity threats.

Business and Technology Resiliency
JPMorgan Chase's global resiliency and crisis management program is intended to ensure that JPMorgan Chase has the ability to recover its critical business functions and supporting assets (i.e., staff, technology and facilities) in the event of a business interruption, and to remain in compliance with global laws and regulations as they relate to resiliency risk. The program includes corporate governance, awareness and training, as well as strategic and tactical initiatives aimed to ensure that risks are properly identified, assessed, and managed.

JPMorgan Chase has established comprehensive tracking and reporting of resiliency plans in order to proactively anticipate and manage various potential disruptive circumstances such as severe weather, technology and communications outages, flooding, mass transit shutdowns and terrorist threats, among others. The resiliency measures utilized by JPMorgan Chase include backup infrastructure for data centers, a geographically distributed workforce, dedicated recovery facilities, providing technological capabilities to support remote work capacity for displaced staff and accommodation of employees at alternate locations. JPMorgan Chase continues to coordinate its global resiliency program across JPMorgan Chase and mitigate business continuity risks by reviewing and testing recovery procedures.

Legal risk
Legal risk is the risk of loss or imposition of damages, fines, penalties or other liability arising from failure to comply with a contractual obligation or to comply with laws or regulations to which JPMorgan Chase is subject. Legal risk includes the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of JPMorgan Chase's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations.

In addition to providing legal services and advice to JPMorgan Chase, and communicating and helping the lines of business adjust to the legal and regulatory changes they face, including the heightened scrutiny and expectations of JPMorgan Chase's regulators, the global Legal function is responsible for partnering with the businesses and corporate functions to fully understand and assess their adherence to laws and regulations, as well as potential exposures on key litigation and transactional matters. JPMorgan Chase's lawyers perform a significant defense and advocacy role by defending JPMorgan Chase against claims and potential claims and, when needed, also pursuing claims against others. Legal assists Oversight & Control, Risk, Finance, Compliance and Internal Audit in their efforts to ensure compliance with all applicable laws and regulations and JPMorgan Chase's corporate standards for doing business.

Compliance risk
Compliance risk is the risk fines or sanctions or of financial damage or loss due to the failure to comply with laws, rules, and regulations.

Global Compliance Risk Management's ("Compliance") role is to identify, measure, monitor, and report on and provide oversight regarding compliance risks arising from business operations, and provide guidance on how JPMorgan Chase can mitigate these risks. While each line of business is accountable for managing its compliance risk, JPMorgan Chase's Compliance teams work closely with the Operating Committee and senior management to provide independent review and oversight of the lines of business operations, with a focus on compliance with applicable global, regional and local laws and regulations.

Fiduciary risk
Fiduciary risk is the risk of a failure to exercise the applicable high standard of care, to act in the best interests of clients or to treat clients fairly, as required under applicable law or regulation. Depending on the fiduciary activity and capacity in which JPMorgan Chase is acting, federal and state statutes and regulations, and common law require JPMorgan Chase to adhere to specific duties in which JPMorgan Chase must always place the client's interests above its own.

Fiduciary Risk Management is the responsibility of the relevant line of business risk and/or other governance committees. Senior business, legal, risk and compliance managers, who have particular responsibility for fiduciary matters, work with the relevant line of business risk committees with the goal of ensuring that businesses providing investment, trusts and estates, or other fiduciary products or services that give rise to fiduciary duties to clients perform at the appropriate standard relative to their fiduciary relationship with a client. Each line of business and its respective risk and/or other governance committees are responsible for the oversight and management of the fiduciary risks in their businesses. Of particular focus are the policies and practices that address a business's responsibilities to a client, including performance and service requirements and expectations; client suitability determinations; and disclosure obligations and communications. In this way, the relevant line of business risk and/or other governance committees provide oversight of JPMorgan Chase's efforts to monitor, measure and control the performance and delivery of the products or services to clients that may give rise to such fiduciary duties, as well as JPMorgan Chase's fiduciary responsibilities with respect to JPMorgan Chase's employee benefit plans.

Reputation risk

Reputation risk is the risk that an action, transaction, investment or event will reduce the trust that clients, shareholders, employees or the broader public has in JPMorgan Chase's integrity or competence. Maintaining JPMorgan Chase's reputation is the responsibility of each individual employee of JPMorgan Chase. JPMorgan Chase's Reputation Risk policy explicitly vests each employee with the responsibility to consider the reputation of JPMorgan Chase when engaging in any activity. Since the types of events that could harm JPMorgan Chase's reputation are so varied across JPMorgan Chase's lines of business, each line of business has a separate reputation risk governance infrastructure in place, which comprises three key elements: clear, documented escalation criteria appropriate to the business footprint; a designated primary discussion forum - in most cases, one or more dedicated reputation risk committees; and a list of designated contacts. Line of business reputation risk governance is overseen by a JPMorgan Chase firmwide Reputation Risk Governance function, which provides oversight of the governance infrastructure and process to support the consistent identification, escalation, management and reporting of reputation risk issues for JPMorgan Chase firmwide.

12. Customer activities

Customer credit risks

The Company's activities for both clearing clients and customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as borrowings, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of credit risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

13. Related parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for clearing activities and collateralized transactions.

Significant balances with related parties at December 31, 2014 are listed below:

(in thousands)		
Assets		
Cash	$	133,190
Cash and securities segregated under federal and other regulations		10,689,607
Securities borrowed		25,283,414
Receivable from brokers, dealers, clearing organizations and others		28,195,898
Other assets		95,234
Liabilities		
Borrowings	$	6,153,342
Securities sold under repurchase agreements		638,000
Securities loaned		9,673,146
Payable to customers		251,214
Payable to brokers, dealers and others		2,751,497
Subordinated liabilities payable to JPMorgan Chase		5,410,000

At December 31, 2014, JPMorgan Securities guaranteed all of the Company's liabilities (excluding those to JPMorgan Securities), which amounted to $145.1 billion of the Company's $153.8 billion of total liabilities (including subordinated liabilities).

14. Commitments, contingencies and collateral

Collateral

At December 31, 2014, the Company has accepted securities as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $209.2 billion. This collateral was generally obtained under securities borrowing agreements and customer margin loans. In many instances, the Company is permitted to rehypothecate the securities received as collateral, subject to regulations which prohibit the rehypothecation of customer fully-paid and excess margin securities, as defined in SEC Rule 15c3-3, Customer Protection. Of the total securities received as collateral, approximately $161.4 billion was repledged, delivered or otherwise used, generally as collateral for securities financing activities or to meet margin requirements at exchanges.

Collateralized committed facilities

Collateralized committed facilities are conditional lending commitments issued by the Company for secured financings. The Company has such facilities in place with certain customers and certain clearinghouses of which it is a member. The Company does not hold collateral to support undrawn commitments under these facilities. However, before advancing funds the Company takes possession of collateral (generally securities) and continues to monitor the market value of the collateral during the term of the financing, which includes requesting additional collateral. At December 31, 2014, the Company had commitments of $2.9 billion outstanding under such collateralized committed facilities.

Letters of credit

In the ordinary course of business, the Company provides letters of credit that are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. At December 31, 2014, the Company had an unsecured letter of credit commitment of $15 million.

Client clearing guarantees

Where the Company clears transactions on behalf of its clients through various clearinghouses, the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at inception and throughout the life of the transaction. The Company may cease providing clearing services to a client if the client does not adhere to their obligations under the clearing agreement. In some cases the Company is obligated to clear future transactions that clients have yet to execute, and stand behind the performance of the client on those trades. No amounts are recorded on the Statement of Financial Condition in relation to clearing current or future client transactions.

It is difficult to estimate the Company's maximum exposure through its role as clearing member, as this would require an assessment of transactions that clients may execute in the future. However, based upon historical experience, management believes it is unlikely that the Company will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Exchange and clearinghouse guarantees

The Company is a member of several securities and futures exchanges and clearinghouses in the U.S. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or, in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote.

The selection of clearinghouses, as well as custodians and bank depositories, is reviewed as part of the Company's risk management process.

Litigation

The The Company has established reserves for certain of its currently outstanding legal proceedings. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a defendant in a number of legal proceedings. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2014, that the Company's litigation reserves were adequate at such date. Management evaluates its outstanding legal proceedings periodically, and makes adjustments in such reserves, upwards or downward, as appropriate, based on management's best judgment after consultation with counsel.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state with confidence what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses or impact related to those matters. The Company believes, based upon its current knowledge, after consultation with counsel and after taking into account its current litigation reserves, that the legal proceedings currently pending against it should not have a material adverse effect on its consolidated financial condition. The Company notes, however, that in light of the uncertainties involved in such proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves it has currently accrued. As a result, the outcome of a particular matter may be material to the Company's operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of the Company's income for that period. The Company believes it has meritorious defenses to the claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion of certain legal proceedings relating to JPMorgan Chase, including the estimate of the range of reasonably possible losses for JPMorgan Chase's legal proceedings, please refer to Note 31 of JPMorgan Chase's 2014 Annual Report.

The litigation noted above involves multiple companies that are subsidiaries or affiliates of JPMorgan Chase, including the Company. Due to the overlapping nature of claims, JPMorgan Chase does not disaggregate the estimate of reasonably possible losses by individual subsidiary or affiliate. Where JPMorgan Chase and/or one or more of its subsidiaries or affiliates are named as defendants in a particular litigation, JPMorgan Chase has procedures to determine the proper allocation of legal costs among the several defendants.

Notes to the Statement of Financial Condition
December 31, 2014

15. Net capital and other regulatory requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as defined in the Net Capital Rule, plus excess margin collateral on resale agreements; or (ii) 8% of customer risk maintenance margin requirements plus 8% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2014, the Company's net capital of approximately $7.5 billion was approximately 8.2% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $1.8 billion by approximately $5.7 billion.

The Company is subject to the customer protection Rule 15c3-3 under the Securities Exchange Act of 1934. For the December 31, 2014 customer reserve computation, the Company segregated in a special reserve account, for the exclusive benefit of customers, qualified securities valued at $9.9 billion. This amount is included on the Statement of Financial Condition under Cash and securities segregated under federal and other regulations.

The Company also performs the computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the PAB reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). For the December 31, 2014 PAB reserve computation, the Company segregated in a special reserve account for the exclusive benefit of PAB customers qualified securities with a value of $142 million. This amount is included on the Statement of Financial Condition under Cash and securities segregated under federal and other regulations.

Additionally, the Company, in its capacity as a futures commission merchant, is required to perform computations of the requirements of Section 4d(2), Regulation 30.7, and Regulation 22.2 under the Commodity Exchange Act. As of December 31, 2014, assets segregated, secured and sequestered totaled $1.6 billion. These amounts exceeded requirements by $543 million.

16. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014, and through February 26, 2015 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's Statement of Financial Condition as of December 31, 2014.